Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

The following table presents the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2011 and 2010:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands except share and per share amounts	2011	2010	2011	2010
Net income (loss)	$13,898	$16,225	$15,509	$52,240
Basic weighted average shares	14,796,309	15,779,902	15,243,603	16,170,493
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	308,115	369,088	325,767	332,605

Diluted weighted average shares	15,104,424	16,148,990	15,569,370	16,503,098
Net income (loss) per common share:
Basic	$0.94	$1.03	$1.02	$3.23

Diluted	$0.92	$1.00	$1.00	$3.17